Filed by WPS Resources Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed as filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended

Subject Company: WPS Resources Corporation
Commission File Number: 1-11337

[Additional Employee Q&A]

July 12, 2006

1. Q:	What will be the impact of the Peoples Energy combination on jobs at WPS Resources? How are we going to achieve the financial savings (synergies) identified?

A: At this point, we don’t know how jobs at WPS Resources will be affected. We know we will need quality employees from both organizations, employees who have demonstrated commitment and strong job performance. The synergies will be achieved in the utilities by streamlining some processes and functions that cut across the companies and by eliminating redundancies where that makes sense. Of course, the non-regulated businesses will also seek cost-saving synergies, and will look for growth opportunities as well. At this point, we do not know which positions will be relocated, terminated or even created as part of the new company.

2. Q:	Why are we moving the WPSR (holding company) headquarters to Chicago?

A: There are two primary reasons. First, we feel we need to have a strong presence in Chicago to work effectively and efficiently with the regulatory agencies there. Second, we feel that a company wanting to be a leader in the Midwest energy market has a better strategic advantage working out of Chicago than out of Green Bay.

3. Q:	We have acquired four natural gas companies (LDCs) in our Aquila and pending Peoples transactions. What does this say about our plans for the electricity side of our business?

A: It only says two good natural gas LDCs came on the market before a potential electric company did. Our focus is still on a balanced portfolio, where the utility portion of the business remains the larger share of revenues and is a big enough portion that the non-regulated share of the business can grow appropriately.

4. Q:	Will this transaction have any impact on WPS Resources' benefits, retirement or pension programs?

A: Although some change is inevitable, we presently have no plans to modify pay and benefits.

5. Q:	Will we be using our ITS platforms and other technical systems or others?

A. That remains to be seen, pending decisions by the Organization Design Team and the Integration Teams dealing with those technical systems. We need systems (infrastructure) to support the new business. The Integration Teams will be instrumental in making recommending to the Transaction Committee, which will make the final decisions.

6. Q:	We know Peoples has had some operations problems and some strained relationships with the Illinois Commerce Commission. Will that affect WPS’s reputation now?

A: No. In fact, initial news reports suggest that WPS Resources’ regulatory relationships will serve it well in Illinois.

7. Q:	How will the combination with Peoples Energy affect our share price?

A: We’ve been pleased to note that the initial Wall Street reaction to the announcement lifted both companies’ share prices. If we can show the market that we can complete the transaction on time and deliver the operating efficiencies we expect, our share price should continue to do well.

8. Q:	Is it realistic to take on the Peoples project so quickly after the Aquila project? Why can’t we take a short break, at least?

A. If we could have chosen another time to take this on, we might have done so. The nature of the industry, though, forces us to act on these opportunities when they arise.

9. Q:	What can you tell us about the proposed organization structure and the leadership?

A. The combined company will be led by Larry Weyers, chairman, president, and CEO of WPS Resources, who will serve as president and CEO. Tom Patrick, chairman, president and CEO of Peoples Energy, announced his intention to retire earlier this year. The combined company’s Board of Directors will be drawn from members of both company’s existing boards. WPS Resources will have the majority of directors on the new board. An Executive Committee of the Board of Directors will be comprised of Larry Weyers, Bob Gallagher (the current lead director for WPS Resources), Jim Boris (the current lead director for Peoples Energy), and Keith Bailey (a current Peoples Energy director). Jim Boris, will serve as non-executive Chairman of the Board. Mr. Weyers has started a process to determine the best overall organizational structure and senior leadership team for the combined companies. He will make additional announcements as formal decisions are made.

10. Q:	If we need to achieve significant cost savings (synergies), can we start now by having both companies institute hiring freezes?

A. There are some legal and regulatory limits to what we can do together at this early point in the transaction. The Transition Committee and the Project Management team(s) will be looking for many opportunities, including the idea of a hiring freeze and joint posting of open positions, when the time is right.

11. Q:	When will we know the name for the holding company? What's the process for developing one?

A: The new name for the holding company will be announced before the end of August. There will also probably be a new name for the non-regulated subsidiaries. There is a team of people from the regulated and the non-regulated subsidiaries working on that right now.

12. Q:	If I hold shares of WPS, will they be converted to common shares of the new company? Is there any action I have to take?

We do not expect that you will need to take any action with respect to your shares since WPS Resources remains unchanged after the transaction, except for the pending name change. You will learn more about this transaction when the proxy statement is issued for the shareholders meeting to be held in the fourth quarter of 2006.

* * *

Additional Information

This communication is not a solicitation of a proxy from any security holder of WPS Resources Corporation or Peoples Energy Corporation. WPS Resources Corporation intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. The registration statement will include a joint proxy statement of WPS Resources Corporation and Peoples Energy Corporation that also constitutes a prospectus of WPS Resources Corporation, which will be sent to the shareholders of WPS Resources Corporation and Peoples Energy Corporation. Shareholders are urged to read the joint proxy statement/prospectus and any other relevant document when they become available, because they will contain important information about WPS Resources Corporation, Peoples Energy Corporation and the proposed transaction. A definitive proxy statement will be sent to shareholders of WPS Resources Corporation and Peoples Energy Corporation seeking approval of the proposed transaction. The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from WPS Resources Corporation upon written request to WPS Resources Corporation, Attention: Barth J. Wolf, Secretary and Manager - Legal Services, P.O. Box 19001, Green Bay, Wisconsin 54307-9001, or by calling (920) 433-1727, or from Peoples Energy Corporation, upon written request to Peoples Energy Corporation, Attention: Secretary, 130 East Randolph Drive, 24th Floor, Chicago, Illinois 60601, or by calling (312) 240-4366.

Participants in the Proposed Transaction

WPS Resources Corporation, Peoples Energy Corporation and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of WPS Resources Corporation may be found in its 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on April 7, 2006. Information about the directors and executive officers of Peoples Energy Corporation may be found in its Amendment No. 1 to its 2005 Annual Report on Form 10-K filed with the SEC on December 14, 2005 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on January 1, 2006. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.